[redacted]

13013394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-14394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/12 and ending 12/31/12

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
American Trust Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
1244 119th Street
(No. and Street)

Whiting	IN	46394
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Jonathan Radnor (219) 473-5542
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

*AB 3/7

DD 3/11/13

OATH OR AFFIRMATION

I, **Jonathan Radnor**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of American Trust Investment Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

2/11/13

Signature

President
Title

Notary Public

DENISE M. WANEK
NOTARY PUBLIC
SEAL
STATE OF INDIANA
LAKE COUNTY
MY COMMISSION EXPIRES JULY 9, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Director of
American Trust Investment Services, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 22, 2013

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$	2,793
Receivable from clearing broker/dealer		139,597
Prepaid expenses		5,170
Furniture, equipment and leasehold improvements, at cost, net of $23,328 accumulated depreciation		38
Other assets		750
TOTAL ASSETS	$	148,348

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	3,465
Commissions payable		4,722
Accrued payroll taxes		341
Total Liabilities	$	8,528
SHAREHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding	$	45,000
Additional paid in capital		57,000
Retained earnings		37,820
Total Shareholder's Equity	$	139,820
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	148,348

The accompanying notes are an integral part of this financial statement

AMERICAN TRUST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - American Trust Investment Services, Inc. (the "Company") was incorporated in the state of Indiana on December 23, 1968 as Peerson Company, Inc. CCIG Acquisition Company, LLC closed on the purchase of the Company from Amtru, Inc. on May 15, 2012. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation – Depreciation of furniture, equipment and leasehold improvements is provided for using the straight-line method over five years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The Corporation is a C Corporation for income tax purposes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3 - FAIR VALUE MEASUREMENT - *(Continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value money market funds included in Receivable from clearing broker/dealer on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company's net capital and required net capital were $132,138 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 7%.

NOTE 5 - RELATED PARTY TRANSACTIONS

Amtru, Inc. (the sole shareholder through May 15, 2012) made capital contributions of $20,000. CCIG Acquisition Company, LLC (the sole shareholder from May 15, 2012 through December 31, 2012) made capital contributions of $37,000. As of December 31, 2012, the company had no receivables or liabilities with its parent company.

NOTE 6 - LEASE COMMITMENTS

The Company leases office space at two locations. The main office has a lease through June 2013 at an amount of $650 per month. The company also has a branch lease location in Chicago through May 2013 at an amount of $300 per month. The company received free rent for the first three months of this lease.

NOTE 7 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company enters into transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include listed options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

NOTE 7 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The agreement is due to expire in July 2013. To assure the Company's performance under this agreement, the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer.